Filed by Navigator Holdings Ltd. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Navigator Holdings Ltd. Commission File No.: 001-36202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).  Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).  Yes ☐ No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (the “Company”) on October 8, 2026, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Navigator Gas plc, a public limited company incorporated under the laws of England and Wales and a wholly owned subsidiary of the Company (“Parent”), and Navigator Gas Merger Co Inc., a Marshall Islands corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

Pursuant to and subject to the terms and conditions set forth in the Merger Agreement, the Company will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing to exist as a wholly owned subsidiary of Parent, and each share of common stock, par value $0.01 per share, of the Company (“Common Shares”) that is issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive one ordinary share, par value $0.01 per share, of Parent.

The Merger Agreement is entered into in connection with the previously announced intention of the Company to change its corporate domicile from the Marshall Islands to England and Wales.

Closing of the Merger is subject to the conditions set forth in the Merger Agreement, including the approval of the Merger by the affirmative vote of holders of at least a majority of the issued and outstanding Common Shares entitled to vote thereon, and the effectiveness of Parent’s registration statement on Form F-4 with respect to shares of Parent to be issued in the Merger.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1.1 to this Report on Form 6-K and incorporated by reference herein.

ITEM 2—EXHIBITS

Attached to this Report on Form 6-K as Exhibit 1.1 is a copy of the Merger Agreement.

Exhibit No.	Description

1.1	Merger Agreement, dated October 8, 2026, by and among Navigator Holdings Ltd., Navigator Gas plc and Navigator Gas Merger Co Inc.

THE INFORMATION INCLUDED IN “ITEM 1-INFORMATION CONTAINED IN THIS FORM 6-K REPORT” OF THIS REPORT ON FORM 6-K AND EXHIBIT 1.1 OF “ITEM 2—EXHIBITS” OF THIS REPORT ON FORM 6-K (THE “INCORPORATED INFORMATION”) IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT: FORM F-3 (FILE NO. 333-272980) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2023; AND FORM S-8 (FILE NO. 333-278593) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2024. EXCEPT FOR THE INCORPORATED INFORMATION, NO OTHER PORTION OF THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE ABOVE REGISTRATION STATEMENTS.

Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission (the “SEC”)) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports the Company files with the SEC.

All forward-looking statements included in this Report are made only as of the date of this Report. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Additional Information About the Transaction

In connection with the Merger, Navigator Gas plc has filed a Registration Statement on Form F-4 (the “Form F-4”) related to the Merger with the SEC, and expects to file additional materials with the SEC, including a definitive proxy statement. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO READ THE FORM F-4 AND THE DEFINITIVE PROXY STATEMENT AND ANY OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE COMPANY. Investors and security holders will be able to obtain, without charge, a copy of the Form F-4 and the definitive proxy statement and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov or at the Company’s website at www.navigatorgas.com. Security holders and other interested parties will also be able to obtain, without charge, copies of the Form F-4 and the definitive proxy statement and other relevant documents by directing a request by mail or telephone to Investor Relations, 333 Clay Street, Suite 2480, Houston, Texas, U.S.A. 77002, telephone numbers +1 713 373 6197 and +44 (0)20 7340 4850.

Participants in the Solicitation

The Company, Navigator Gas plc and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from the Company’s shareholders with respect to the Merger. Information about these persons is set forth in the Company’s annual report on Form 20-F, as filed with the SEC on March 12, 2026. Investors and security holders may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s shareholders generally, by reading the definitive proxy statement and other relevant documents regarding the transaction that the Company will file with the SEC.

No Offer or Solicitation

This Report is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: October 8, 2026	By:	/s/ John Reay
	Name:	John Reay
	Title:	Corporate Secretary

Exhibit 1.1

[EXECUTION VERSION]

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NAVIGATOR GAS PLC,

NAVIGATOR GAS MERGER CO INC.

AND

NAVIGATOR HOLDINGS LTD.

Dated as of 8, October 2026

i

ARTICLE VI GENERAL PROVISIONS		15

6.1	Entire Agreement	15

6.2	Third Party Beneficiaries	15

6.3	Severability	15

6.4	Governing Law	15

6.5	Counterparts	15

ii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) dated as of 8, October 2026, is made by and among Navigator Gas plc, a public limited company incorporated under the laws of England and Wales (and a wholly owned subsidiary of the Company) (“Parent”), Navigator Gas Merger Co Inc., a Marshall Islands corporation (and a wholly owned subsidiary of Parent) (“Merger Sub”), and Navigator Holdings Ltd., a Marshall Islands corporation (the “Company,” and together with Parent and Merger Sub, the “Parties”).

RECITALS

WHEREAS, the Company is currently the publicly traded parent company of the Navigator Gas group of companies;

WHEREAS, the Parties intend to enter into a transaction to effect a reorganization the purpose of which is to effectively change the publicly traded parent company of the Navigator Gas group of companies from the Marshall Islands entity to an entity incorporated in England and Wales;

WHEREAS, each of Parent and Merger Sub were established for the purposes of the Merger (as defined below), with Parent being a direct, wholly owned subsidiary of the Company, and Merger Sub being a direct, wholly owned subsidiary of Parent;

WHEREAS, pursuant to this Agreement, the Company will merge with and into the Merger Sub (the “Merger”), with Merger Sub as the surviving entity, in accordance with the provisions hereof and of Section 95 of the Marshall Islands Business Corporations Act (the “BCA”), following which, (i) the Company will cease to exist, (ii) Merger Sub will become a direct, wholly owned subsidiary of Parent and succeeding to all of the assets and liabilities of the Company (except as described in this Agreement with respect to the Subscriber Shares) and (iii) Parent will continue as the publicly traded parent company of the Navigator Gas group of companies;

WHEREAS, upon consummation of the Merger, each share of common stock, par value $0.01 per share, of the Company (each, a “Company Share”), that is issued and outstanding immediately prior to the Effective Time (as defined below) will thereupon be converted into the right to receive one validly issued and fully paid Parent Share (as defined below) (each such Parent Share, the “Merger Consideration,” and all of such shares together, the “Merger Shares”);

WHEREAS, in order to avoid Merger Sub owning shares in Parent as a consequence of the Merger, simultaneously with the Merger, the Company will gift to Parent the one ordinary share of $0.01 (the “Ordinary Subscriber Share”) and one deferred share of £50,000 (the “Deferred Subscriber Share” and, together with the Ordinary Subscriber Share, the “Subscriber Shares”) that the Company owns in the share capital of Parent. The Ordinary Subscriber Share will be cancelled simultaneously with the Merger. The Deferred Subscriber Share will be cancelled pursuant to a court approved capital reduction process to be undertaken by Parent (the “Capital Reduction”);

WHEREAS, the board of directors of the Company (the “Board”), has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, advisable and in the best interests of the Company and the Company’s shareholders (the “Company Shareholders”), (ii) authorized and approved this Agreement, the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein, (iii) directed that this Agreement and the transactions contemplated by this Agreement, including the Merger, be submitted to the Company’s shareholders for approval at a meeting of the Company Shareholders to be called for such purpose, and notice and the Proxy Statement (as defined below), including a copy of this Agreement, be delivered to all Company Shareholders of record on the record date established by the Board for such meeting (whether or not entitled to vote), and (iv) recommended that the Company Shareholders vote to approve the proposal to adopt this Agreement (the “Board Recommendation”);

WHEREAS, (i) the board of directors of Parent has unanimously adopted resolutions authorizing, approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, and authorized the issuance of the Merger Shares pursuant to this Agreement and the Capital Reduction (ii) the board of directors of Merger Sub has unanimously adopted resolutions authorizing, approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, and determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, advisable and in the best interests of Merger Sub and the sole shareholder of Merger Sub, and (iii) the board of directors of Merger Sub directed that this Agreement and the Merger be submitted to Merger Sub’s sole shareholder for approval;

WHEREAS, immediately prior to the execution of this Agreement, Parent, as the sole shareholder of Merger Sub, adopted resolutions authorizing and approving this Agreement and the transactions contemplated by this Agreement, including the Merger; and

WHEREAS, for U.S. federal income tax purposes, (i) Merger Sub is, and at all times since its formation has been, disregarded as an entity separate from Parent, (ii) the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (iii) this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, and intending to be legally bound hereby, the Parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a) “Applicable Law” means, with respect to any Person, any Law that is binding upon or applicable to such Person.

(b) “Business Day” means each day that is not a Saturday, Sunday or other day on which banks in New York, New York, United States or London, England, are authorized or required by Applicable Law to close.

(c) “Charter Documents” means, with respect to a legal entity, such legal entity’s memorandum of association, articles of association, articles of incorporation, bylaws or equivalent organizational or governing documents or other constituent documents.

(d) “Code” means the United States Internal Revenue Code of 1986.

(e) “Company Options” means any options to purchase Company Shares outstanding, whether (i) granted under any of the Company Plans, (ii) assumed by the Company in connection with any merger, acquisition or similar transaction, or (iii) otherwise issued or granted.

(f) “Company Plan” means each of the Company’s 2013 Long-Term Incentive Plan, the Company’s 2023 Long-Term Incentive Plan, and the Company’s employee stock purchase plans, each as amended or supplemented from time to time.

(g) “Company Restricted Share” means each Company Share granted under a Company Plan that remains subject to one or more unsatisfied vesting or vesting-equivalent forfeiture or repurchase conditions.

(h) “Company RSUs” means any restricted stock units of the Company outstanding, whether (i) granted under any of the Company Plans, (ii) assumed by the Company in connection with any merger, acquisition or similar transaction, or (iii) otherwise issued or granted.

(i) “DTC” means The Depository Trust Company and its affiliates.

(j) “Form F-4” means the registration statement on Form F-4, including the prospectus forming a part thereof, to be filed by Parent with the SEC in connection with the issuance by Parent of the Merger Shares.

(k) “Governmental Entity” means any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, or any entity exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of or pertaining to government, and any non-governmental self-regulatory agency to which the respective Person is subject, securities exchange, commission or authority, and any court, tribunal or judicial body, in each case whether supranational, national, foreign, federal, state, county, provincial, territorial or local.

(l) “Law” means any international, national, federal, state, provincial, territorial, local, municipal or other law (statutory, common or otherwise), constitution, treaty, convention, resolution, ordinance, directive, code, edict, decree, rule, regulation, Order, case law, ruling or other similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, in each case as amended, unless expressly specified otherwise.

(m) “Legal Proceeding” means any action, claim, suit, litigation, arbitration or similar proceeding (including any civil, criminal, administrative or appellate proceeding, public or private), hearing, in each case, by or before or otherwise involving any Governmental Entity or any arbitrator or arbitration panel.

(n) “NYSE” means the New York Stock Exchange.

(o) “Order” means, with respect to any Person, any order, judgment, decision, decree, injunction, stipulation, ruling, writ, enacted, adopted, promulgated or applied by any Governmental Entity or arbitrator.

(p) “Parent Shares” means the ordinary shares of $0.01 each in the capital, of Parent.

(q) “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(r) “Requisite Shareholder Approval” means the authorization of this Agreement and other transactions contemplated hereby (including the Merger) by the affirmative vote, at a shareholders’ meeting duly called and held for such purpose, of holders of at least a majority of the issued and outstanding Company Shares entitled to vote thereon at such shareholder meeting or any adjournment or postponement thereof at which there is quorum.

(s) “SEC” means the United States Securities and Exchange Commission.

(t) “Securities Act” means the United States Securities Act of 1933.

(u) “Subsidiary” means, with respect to any Person, any other Person with respect to which such first Person (alone or in combination with any of such first Person’s Subsidiaries) owns or controls, directly or indirectly, (i) capital stock or other equity interests having the ordinary voting power to elect more than 50% of the board of directors or other governing body of such Person or (ii) more than 50% of the outstanding voting securities or voting power of such Person.

(v) “Tax” means any and all U.S. federal, state, provincial, territorial, local and non-U.S. income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), national health insurance, franchise, gross receipts, payroll, sales, employment, unemployment, disability, use, property, real property, personal property, city, municipality, excise, value added, estimated, stamp, alternative or add-on minimum, withholding, service, recording, intangibles, net worth, environmental, or other tax, customs, duties or other similar charges imposed by a Governmental Entity, in each case, in the nature of tax, including any interest, penalties and additions imposed by a Governmental Entity with respect to such amounts.

(w) “Tax Returns” means all reports, returns, certificates, claims for refund, elections, estimated tax filings or declarations required to be filed with any Governmental Entity or U.S. or non-U.S. taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof that are required to be filed by or with respect to a Person.

1.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement in which such terms are defined, for reference purposes as set forth opposite each of the capitalized terms below:

Term	Section Reference
Agreement	Preamble
Approvals	3.5
Articles of Merger	2.2
BCA	Recitals
Board	Recitals
Board Recommendation	Recitals
Capital Reduction	Recitals
Certificates	2.8(a)
Closing	2.3
Closing Date	2.3
Company	Preamble
Company Share	Recitals
Company Shareholder	Recitals
Company Shareholders’ Meeting	3.2
Covered Persons	3.7(a)
Deferred Subscriber Share	Recitals
Effective Time	2.2
Excluded Share	2.7(e)
Indemnification Agreements	3.7(a)
Letter of Transmittal	2.8(a)
Merger	Recitals
Merger Consideration	Recitals
Merger Shares	Recitals
Merger Sub	Preamble
Ordinary Subscriber Share	Recitals
Parent	Preamble
Parent Option	3.6(a)
Parent Restricted Share	3.6(b)
Parent RSU	3.6(c)
Parties	Preamble
Proxy Statement	3.3
Subscriber Shares	Recitals
Surviving Company	2.1
Uncertificated Shares	2.8(a)

1.3 Certain Interpretations.

(a) References to this Agreement. Unless otherwise indicated, when a reference is made in this Agreement to an Article or Section, that reference is to an Article or Section of this Agreement, as applicable.

(b) Hereof, Including, etc. When used in this Agreement, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation”; and (iii) the phrase “in the ordinary course of business” will be deemed to be followed by the words “consistent with past practices”.

(c) Dollars. When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(d) Gender and Number. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document.

(e) References to Parties. When reference is made to any Party to this Agreement or any other agreement or document, such reference includes that Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(f) Legislation. A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as of a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date.

(g) Headings. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

(h) Calculation of Time Periods. Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is a non-Business Day, then the period in question will end on the next Business Day; (iii) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (iv) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(i) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

(j) Recitals. The Recitals to this Agreement are incorporated herein and deemed part of this Agreement as if set forth herein.

ARTICLE II

THE MERGER

2.1 The Merger. The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, the Company shall be merged with and into the Merger Sub in accordance with the BCA, whereupon the separate existence of the Company shall cease, and the Merger Sub shall be the Surviving Company (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”).

2.2 The Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company and Merger Sub shall file articles of merger (the “Articles of Merger”) with the Registrar of Corporations of the Republic of the Marshall Islands as provided in Section 95 of the BCA. The Merger shall become effective at the time when the Articles of Merger have been duly filed with the Registrar of Corporations of the Republic of the Marshall Islands (or at such later date as may be agreed by Merger Sub and the Company in writing and specified in the Articles of Merger in accordance with the BCA) (the “Effective Time”).

2.3 The Closing. Subject to the provisions of ARTICLE IV and the other terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place through the electronic exchange of the applicable documents, using PDFs or electronic signatures, as soon as practicable after the date the conditions set forth in ARTICLE IV (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions (the date upon which the Closing shall actually occur pursuant hereto being referred to herein as the “Closing Date”). On the Closing Date, the Company and Merger Sub shall cause the Articles of Merger to be executed and filed with the Registrar of Corporations of the Republic of the Marshall Islands as provided in Section 95 of the BCA.

2.4 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and the BCA. Without limiting the foregoing, from and after the Effective Time, (a) the Surviving Company shall possess all of the rights, powers, privileges, immunities and purposes of the Company and Merger Sub, (b) all the property, real and personal, including subscription to shares, causes of action and every other asset of the Company and Merger Sub shall be vested in the Surviving Company, (c) the Surviving Company shall assume and be liable for all of the liabilities, obligations and penalties of the Company and Merger Sub, and (d) the Company shall cease to exist.

2.5 Articles of Incorporation; Bylaws; Name. At the Effective Time, the articles of incorporation of the Merger Sub, as in effect immediately prior to the Effective Time, shall remain the same, as in effect immediately prior to the Effective Time, except that the name of the Surviving Company shall be Navigator Holdings Ltd., and such articles of incorporation as so amended, shall be the articles of incorporation of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and Applicable Law. At the Effective Time, the bylaws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company (except that the name of the Surviving Company in the bylaws shall be Navigator Holdings Ltd.), until thereafter supplemented or amended in accordance with its terms, the Surviving Company’s articles of incorporation and by Applicable Law. The name of the Surviving Company immediately after the Effective Time shall be the name of the Company immediately prior to the Effective Time.

2.6 Directors and Officers. From and after the Effective Time, until the earlier of their respective removal or resignation or death or their successors are duly elected or appointed and qualified in accordance with Applicable Law, by virtue of the Merger, (a) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company and (b) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company.

2.7 Conversion of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(a) Company Shares. Except as otherwise provided in this Section 2.7 and Section 2.13, and subject to Section 3.6, each Company Share, including each Company Restricted Share, outstanding immediately prior to the Effective Time that is not an Excluded Share shall be converted into the right to receive the Merger Consideration; provided, that any Company Restricted Share shall continue to be subject to the restrictions and conditions relating thereto in accordance with Section 3.6(b). As of the Effective Time, all such Company Shares, including all Company Restricted Shares, shall no longer be outstanding and each such Company Share shall cease to exist and shall thereafter represent only the right to receive the Merger Consideration.

(b) Company Equity Awards. All Company Options and Company RSUs outstanding immediately prior to the Effective Time, whether vested or unvested, and the Company Plans themselves, shall be assumed by Parent in accordance with Section 3.6.

(c) Shares of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain one validly issued fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Company and all such shares of common stock shall constitute the only outstanding shares of capital stock of the Surviving Company as of immediately following the Effective Time.

(d) Parent Shares. Each Parent Share held by the Company or held by any direct or indirect wholly owned Subsidiary of the Company, in each case, immediately prior to the Effective Time, if any, shall be gifted to the Parent, and (i) in the case of the Ordinary Subscriber Share shall be cancelled simultaneously with the Merger; and (ii) subsequent to the Merger, the Deferred Subscriber Share shall be cancelled pursuant to the Capital Reduction and, in each case of (i) and (ii), no consideration, including the Merger Consideration, or payment shall be made with respect thereto.

(e) Treasury Shares. Each Company Share held by the Company or any Subsidiary of the Company in treasury or otherwise, in each case immediately prior to the Effective Time (each, an “Excluded Share”), shall be cancelled and shall cease to exist, without any conversion thereof, and no consideration or payment shall be made with respect thereto.

2.8 Exchange Procedures with Respect to Company Shares.

(a) Promptly following the Effective Time, Parent and the Surviving Company shall mail or cause to be mailed a letter of transmittal (a “Letter of Transmittal”) to each person that then holds (i) a certificate or certificates representing Parent Shares (a “Certificate” or “Certificates”) that immediately prior to the Effective Time represented outstanding Company Shares and (ii) Parent Shares represented by book-entry (“Uncertificated Shares”) that immediately prior to the Effective Time represented outstanding Company Shares, which Letter of Transmittal shall specify that, (x) in respect of any Certificate, delivery shall be effected, and risk of loss and title shall pass only upon receipt thereof (or of an affidavit of loss in lieu thereof) by the Surviving Company or, in the case of Uncertificated Shares, upon adherence to the procedures set forth in the Letter of Transmittal. Upon delivery of the Letter of Transmittal and such other documents, if any, as may be required thereby, duly completed and validly executed in accordance with the instructions thereto, and, if applicable, surrender of each Certificate (or affidavit of loss in lieu thereof as provided in Section 2.10) for cancellation, and (y) each holder of a Company Share shall be entitled to receive in exchange therefor the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7, and any dividends or other distributions to which the holder thereof is entitled pursuant to Section 2.11. The delivery of a duly completed and validly executed Letter of Transmittal is a condition to each holder of a Company Share receiving the Merger Consideration in respect of such share.

(b) The Surviving Company shall accept such Certificates (or affidavits of loss in lieu thereof) and make such deliveries with respect to Uncertificated Shares upon compliance with such reasonable terms and conditions as the Surviving Company may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Uncertificated Shares on the Merger Consideration payable hereunder.

(c) If any Parent Share comprising the Merger Consideration (or any dividends and distributions as contemplated by Section 2.11) is to be delivered to a Person other than the Person in whose name the related Company Share is registered, it shall be a condition to such delivery that (i) all documents reasonably requested by the Surviving Company shall be provided, and (ii) the Person requesting such delivery shall pay to the Surviving Company any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Share or establish to the satisfaction of the Surviving Company that such Tax has been paid or is not payable.

(d) The Merger Consideration delivered in accordance with the terms of this ARTICLE II upon conversion of any Company Share shall be deemed to have been delivered in full satisfaction of all rights pertaining to such Company Share. After the Effective Time, there shall be no registration or transfers of Company Shares. From and after the Effective Time, all holders of Company Shares shall cease to have any rights as shareholders of the Company (or the Surviving Company).

2.9 No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Sub, the Surviving Company or the Company, or any employee, officer, director, agent or affiliate of any of the foregoing, shall be liable to a holder of a Company Share in respect of the Merger Consideration relating to such share delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by holders shall, to the extent permitted by Applicable Law, become the property of the Parent, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto on the date immediately prior to the date on which the Merger Consideration would otherwise escheat to or become the property of any Governmental Entity.

2.10 Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or Parent, the posting by such Person of a bond in such reasonable amount as the Surviving Company or Parent may require, as indemnity against any claim that may be made against Parent with respect to such Certificate, Parent will issue in exchange for each Company Share represented by such lost, stolen or destroyed Certificate, the Merger Consideration to which the holder thereof is entitled pursuant to this ARTICLE II.

2.11 Distributions with Respect to Unexchanged Parent Shares. No dividends or other distributions with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any Company Shares until the holder of such Company Shares shall have submitted a Letter of Transmittal, and any documents required thereby, including any related Certificate or acknowledgment of the conversion of any related Uncertificated Shares in accordance with this ARTICLE II. Following submittal of such Letter of Transmittal and documents, there shall be paid to the holder of the Parent Shares issued in exchange therefor, without interest, in accordance with the procedures set forth in this ARTICLE II (a) at the time of such surrender or acknowledgment, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Shares, if any, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender or acknowledgment and a payment date subsequent to such surrender or acknowledgment payable with respect to such Parent Shares. For purposes of dividends or other distributions in respect of Parent Shares, all Parent Shares to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time. If any certificate representing Company Shares has not been surrendered prior to two years after the Effective Time (or immediately prior to an earlier date on which the Parent Shares in respect of the share certificate would otherwise escheat to or become the property of any governmental entity) any cash, share dividends and distributions otherwise payable in respect of the certificate shall, to the extent permitted by Applicable Law, become the property of the Parent, free and clear of all claims or interest of any person previously entitled thereto.

2.12 Transfer Taxes. The payment of any transfer, documentary, sales, use, stamp, registration, value added and other Taxes and fees (including any penalties and interest) incurred solely by a Company Shareholder in connection with the Merger, and the filing of any related Tax Returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

2.13 Withholding. Parent, Merger Sub, the Company and their respective affiliates and agents shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any Person pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under Applicable Law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts otherwise would have been paid absent such deduction or withholding.

2.14 No Appraisal Rights. No Company Shareholder shall have any right to demand appraisal of any Company Shares or rights to dissent with respect to this Agreement or the transactions contemplated hereby, including the Merger.

2.15 Name of Entities and Shares.

(a) The Company was originally formed in the Isle of Man under the name “Navigator Holdings plc” and redomiciled into the Republic of the Marshall Islands under the name “Navigator Holdings Ltd.” on March 28, 2008. The Merger Sub has never had any other name.

(b) The authorized shares of Merger Sub consist of 500 common shares, par value $0.01 per share. Merger Sub has 500 common shares, par value $0.01 per share, issued and outstanding, all of which are entitled to vote generally and on the Merger. Merger Sub has only one class of shares authorized in its articles of incorporation and outstanding.

(c) As of immediately prior to the opening of financial markets on the date hereof, the authorized shares of the Company consist of 400,000,000 common shares (i.e., Company Shares) and 40,000,000 preferred shares, each with a par value of $0.01 per share. As of immediately prior to the opening of financial markets on the date hereof, there are issued and outstanding (i) 60,831,840 Company Shares (including an aggregate of 37,962 Company Restricted Shares), which have voting rights and are entitled to vote on this Agreement and the Merger and (ii) no preferred shares. As of immediately prior to the opening of financial markets on the date hereof, the Company owns none of its own shares or other securities. As of immediately prior to the opening of financial markets on the date hereof, there are Company Options outstanding that, if exercised in full, would result in the issuance of an additional 550,256 Company Shares. As of immediately prior to the opening of financial markets on the date hereof, there are 154,207 Company RSUs outstanding. Other than the Company Shares, no classes or series of shares of the Company are entitled to vote on the Merger (whether with the Company Shares or as its own class), and the Company Shares shall vote on this Agreement and the Merger as one class.

ARTICLE III

ADDITIONAL AGREEMENTS

3.1 Board Recommendation. At any time and for any reason, whether in response to any event, occurrence or development that is material to the Company and its Subsidiaries (whether known or unknown or reasonably foreseeable to the Board on or prior to the date of this Agreement), the Board may modify or qualify or withdraw the Board Recommendation and/or terminate this Agreement pursuant to Section 5.1.

3.2 Company Shareholders’ Meeting. Subject to the earlier termination of this Agreement in accordance with ARTICLE V hereof, the Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of the Company Shareholders (together with any adjournment or postponement thereof, the “Company Shareholders’ Meeting”) for the purpose of seeking (i) the Requisite Shareholder Approval and (ii) if necessary, the approval of the Company Shareholders for all other transactions contemplated by this Agreement and related to the Merger, and shall submit such proposals to such holders at the Company Shareholders’ Meeting.

3.3 Form F-4 and Proxy Statement. As soon as reasonably practicable following the date of this Agreement, (i) the Company shall prepare a proxy statement to be made available to the Company Shareholders relating to the Company Shareholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and, as soon as practicable after the Form F-4 is declared effective under the Securities Act, cause it to be sent or otherwise made available to the Company Shareholders relating to the Company Shareholders’ Meeting in compliance with Applicable Law; and (ii) Parent shall prepare and cause to be filed with the SEC the Form F-4.

3.4 NYSE Listing and DTC Matters. The Parties shall use reasonable best efforts to (i) cause the Merger Shares to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time; and (ii) have the Merger Shares been deemed eligible for deposit, book-entry and clearance services by DTC.

3.5 Reasonable Efforts to Complete. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use its reasonable efforts to (a) obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Entities; (b) take such steps as may be necessary to avoid a Legal Proceeding by any Governmental Entity or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (c) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement; and (d) obtain the other consents required from third parties in order to complete the Merger (collectively, the “Approvals”) as promptly as practicable following the date of this Agreement.

3.6 Company Plans.

(a) Exchange of Company Options. At the Effective Time, each Company Option outstanding immediately prior to the Effective Time, whether or not vested, shall by virtue of the Merger be assumed by Parent and exchanged into an option to purchase, and will be solely exercisable (or will become exercisable in accordance with its terms) for, a number of Parent Shares equal to the number of Company Shares that could be purchased pursuant to the exercise of such Company Option (subject to Section 2.7(b)) (each, a “Parent Option”). Each Parent Option will have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time, including the same exercise price, vesting provisions, termination date, any repurchase rights and provisions regarding the acceleration of vesting on certain transactions.

(b) Exchange of Company Restricted Shares. At the Effective Time, pursuant to Section 2.7(a), each Company Restricted Share outstanding immediately prior to the Effective Time, shall by virtue of the Merger be converted into the right to receive a corresponding Parent Share (each, a “Parent Restricted Share”); provided, that each Parent Restricted Share will have, and be subject to, the same terms and conditions of such Company Restricted Shares immediately prior to the Effective Time, including the same vesting provisions, any repurchase rights and provisions regarding the acceleration of vesting on certain transactions.

(c) Exchange of Company RSUs. At the Effective Time, each Company RSU outstanding immediately prior to the Effective Time, shall by virtue of the Merger be assumed by Parent and exchanged into a corresponding equity award with respect to Parent Shares on a one-to-one basis (each, a “Parent RSU”). Each Parent RSU will have, and be subject to, the same terms and conditions of such Company RSU immediately prior to the Effective Time, including the same vesting and forfeiture provisions and provisions regarding the acceleration of vesting on certain transactions.

(d) Parent shall take all corporate actions necessary to reserve for issuance a sufficient number of Parent Shares for delivery upon exercise of all Parent Options and upon vesting and settlement of all Parent RSUs pursuant to the terms set forth in this Section 3.6.

(e) Treatment of Company Plans. As soon as practicable following the date of this Agreement, the Company and Parent shall adopt any resolutions and take any actions that are necessary for Parent to assume the Company Plans, as of the Effective Time, to the extent not already taken.

(f) For the avoidance of doubt, as of the Effective Time, each Company Option, Company RSU and Company Restricted Share shall be cancelled, and the recipient of such equity award shall have no right or interest in such equity award or any underlying Company Shares other than receipt of a corresponding Parent Option, Parent RSU or Parent Restricted Share as set forth in this Section 3.6.

(g) Necessary Actions; Form S-8. The Company shall take all actions reasonably necessary to effect the transactions contemplated by this Section 3.6 under all Company Plans, including delivering all required notices, obtaining all necessary consents, and making any determinations and/or resolutions of the Board or a committee thereof. Promptly after the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) relating to the Parent Shares issuable with respect to, or underlying, the Parent Options and Parent RSUs under this Section 3.6 that are not already subject to a registration statement on Form S-8 (or other appropriate form).

3.7 Directors’ and Officers’ Indemnification and Insurance.

(a) For a period beginning at the Effective Time and ending no earlier than seven years after the Effective Time, the Surviving Company and Parent shall indemnify, hold harmless and advance expenses to all past and present directors and officers and other individuals entitled to indemnification and advancement of expenses under the Charter Documents of the Company and its Subsidiaries or indemnification agreements, if any, in existence as of the Effective Time (collectively, the “Indemnification Agreements”) of the Company and its Subsidiaries (collectively, the “Covered Persons”) to the same extent such Persons are indemnified or entitled to the advancement of expenses as of the date of this Agreement by the Company pursuant to Applicable Law, the Charter Documents of the Company or its Subsidiaries, and the Indemnification Agreements arising out of acts or omissions in their capacity as Covered Persons occurring at or prior to the Effective Time (including in connection with the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby), in each case, to the extent permitted by Applicable Law. Notwithstanding anything herein to the contrary, if any Legal Proceeding (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the seventh anniversary of the Effective Time, the provisions of this Section 3.7(a) shall continue in effect until the final disposition or final resolution of such Legal Proceeding.

(b) For a period of seven years from the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect in its Charter Documents provisions relating to exculpation, indemnification and advancement of expenses in favor of Covered Persons that are no less favorable than the provisions of the Charter Documents of the Company and any Subsidiary in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time, in each case, to the extent permitted by Applicable Law.

(c) Prior to the Effective Time, the Company may, or, if the Company is unable to, Parent shall cause the Surviving Company as of or after the Effective Time to, purchase a seven-year prepaid “tail” policy or enter into similar arrangement, that provides coverage with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance. If prepaid policies have been obtained prior to the Effective Time providing the level of insurance coverage as described in the preceding sentence, the Surviving Company shall, and Parent shall cause the Surviving Company to maintain such policy in full force and effect, and cause all obligations thereunder to be honored, in each case, to the extent required by this Agreement.

(d) The provisions of this Section 3.7 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Covered Person may have by contract or otherwise. Nothing in this Agreement, including this Section 3.7, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of the Company’s Subsidiaries or the Covered Persons, it being understood and agreed that the indemnification provided for in this Section 3.7 is in addition to, and not in substitution for, any such claims under any such policies.

(e) Following the Effective Time, the obligations under this Section 3.7 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors, assigns and heirs), it being expressly agreed that, following the Effective Time, the Covered Persons (including successors, assigns and heirs) shall be third party beneficiaries of, and may enforce, this Section 3.7.

(f) The Parent agrees that it will enter into indemnity agreements with those directors and executive officers who currently have indemnity agreements with the Company, if any, upon terms substantially similar to the agreements with the Company to the extent permitted by English law.

3.8 Change of Control Employment Agreements. The Parent agrees that, as of the Effective Time, it will assume the obligations of the Company under the change of control employment agreements that the Company has in place with each of Mads Peter Zacho, Michael Schroder, Oeyvind Lindeman and Gary Chapman.

3.9 Investor Rights Agreements. The Parent agrees that, as of the Effective Time, it will assume the Company’s obligations under its existing investor rights agreements, and as soon as reasonably practicable after the Effective Time file with the SEC one or more registration statements in connection therewith.

3.10 Further Assurances. At and after the Effective Time, each of the officers and directors of the Surviving Company and Parent shall be individually authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Surviving Company, the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title, possession and interest in, to and under any of the rights, properties or assets of the Company and Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or to be necessary or desirable to carry out the purposes of this Agreement.

ARTICLE IV

CONDITIONS TO THE MERGER

4.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under Applicable Law) by mutual written agreement of Parent and the Company prior to the Closing of each of the following conditions:

(a) Requisite Shareholder Approval. The Requisite Shareholder Approval shall have been obtained in accordance with the BCA.

(b) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, promulgated or issued after the date of this Agreement any Applicable Law that is then in effect and has the effect of enjoining, making unlawful or otherwise prohibiting the consummation of the Merger; or (ii) issued or granted after the date of this Agreement any Order (whether temporary, preliminary or permanent) that is then in effect which has the effect of enjoining, making unlawful or otherwise prohibiting the consummation of the Merger.

(c) Listing. The Merger Shares shall have been approved for listing on the NYSE, subject to official notice of issuance.

(d) DTC Eligibility. The Merger Shares shall have been deemed eligible for deposit, book-entry and clearance services by DTC.

(e) Form F-4. The Form F-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form F-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC that have not been withdrawn.

(f) Approvals. All of the Approvals shall have been duly obtained and remain in full force and effect.

(g) Any other approvals of the sole shareholder of Parent, such as authorization of shares to be issued without preemptive rights, authorization of repurchase of shares, and any other matters necessary to consummate the Merger shall have been obtained.

(h) All actions required to be taken pursuant to Section 3.6 shall have been taken, including Parent assuming the Company Plans (or adopting substantially similar Company Plans as new plans of the Parent), as of the Effective Time.

ARTICLE V

TERMINATION, AMENDMENT AND WAIVER

5.1 Termination. This Agreement may be terminated by the Company (acting by the Board) in its sole discretion, and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Shareholder Approval.

5.2 Amendment. This Agreement may be amended by mutual agreement of the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company, except that if this Agreement has been approved by the Company Shareholders in accordance with the BCA, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders without such approval; provided, for the avoidance of doubt, that nothing in this Section 5.2 shall affect the provisions of Section 5.1.

ARTICLE VI

GENERAL PROVISIONS

6.1 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

6.2 Third Party Beneficiaries. Except for (a) the rights of the Company’s shareholders including the holders of Company Restricted Shares to receive the Merger Consideration at the Effective Time pursuant to the terms and conditions of this Agreement, and (b) the right of holders of the Company Options and Company RSUs to receive Parent Options and Parent RSUs, respectively, pursuant to Section 2.7(b) and Section 3.6, and (c) the rights of Covered Persons as set forth in or contemplated by Section 3.7, this Agreement is not intended to confer upon any other Person any rights or remedies hereunder.

6.3 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

6.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

6.5 Counterparts. This Agreement and any amendments hereto may be executed in one or more textually identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or signed electronically, will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

NAVIGATOR GAS PLC

By:	/s/ ELENI-ANASTASIA KARTALI
Name: ELENI-ANASTASIA KARTALI
Title: ATTORNEY IN FACT

NAVIGATOR GAS MERGER CO INC.

By:	/s/ NIKOLETA SIGMYANOVA
Name: NIKOLETA SIGMYANOVA
Title: DIRECTOR

NAVIGATOR HOLDINGS LTD.

By:	/s/ JOHN REAY
Name: JOHN REAY
Title: SECRETARY

[SIGNATURE PAGE TO MERGER AGREEMENT]